Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 29, 2010

Registration No. 333-164491

Issuer Free Writing Prospectus dated April 29, 2010

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 8, 2010 related to this offering (the “Preliminary Prospectus”), and Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-164491) filed on April 26, 2010 relating to such securities. The following information supplements and/or updates the information contained in the Preliminary Prospectus and primarily relates to the pricing of our initial public offering and the potential purchase by an existing stockholder of up to 330,000 shares of our common stock in this offering at the initial public offering price. You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities below. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001407450&owner=exclude&count=40

Common stock offered by Convio	3,789,527 shares (or 4,559,436 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock offered by the selling stockholders	1,343,201 shares.

Common stock to be outstanding after this offering	16,505,470 shares (or 17,275,379 shares if the underwriters exercise their option to purchase additional shares in full).

Initial public offering price per share	$9.00

Potential purchase by an existing stockholder

Entities affiliated with El Dorado Ventures, which are existing stockholders, originally indicated an intention to sell 100,319 shares of our common stock in this offering.  These entities have since indicated that they will no longer be selling shares in this offering, and one entity, El Dorado Ventures VI, L.P., has expressed an interest in purchasing up to 330,000 shares of our common stock in this offering at the initial public offering price of $9.00. However, because indications of interest are not binding agreements or commitments to purchase, this stockholder might not purchase any common stock in this offering.  If El Dorado Ventures VI, L.P. purchases the 330,000 shares of our common stock proposed to be purchased in this offering, the entities affiliated with El Dorado Ventures would beneficially own an aggregate of 1,488,149 shares, or 9.0% of shares outstanding after this offering.

Use of proceeds

We estimate that we will receive net proceeds of approximately $29.2 million from the sale of our common stock in this offering, based on the initial public offering price of $9.00 after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and other general corporate purposes and to repay our credit facilities. We may also acquire other businesses, products or technologies. We do not, however, have agreements or commitments for any specific repayments or acquisitions at this time. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dilution

After giving effect to our sale in this offering of 3,789,527 shares of our common stock at the initial offering price of $9.00 per share after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been approximately $35.1 million, or $2.12 per share of our common stock. This represents an immediate increase in net tangible book value of $1.66 per share to our existing stockholders and an immediate dilution in net tangible book value of $6.88 per share to purchasers of common stock in this offering. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $2.40 per share, and the dilution in pro forma as adjusted net tangible book value per share to purchasers of common stock in this offering would be $6.60 per share. Purchasers of common stock in this offering will have purchased approximately 31% of our outstanding common stock immediately following the completion of this offering.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING THOMAS WEISEL PARTNERS LLC AT 1-415-364-2720 OR PIPER JAFFRAY AT 1-800-754-4781.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.   SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA AN ELECTRONIC MAIL SYSTEM.